UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Private Placement

On April 15, 2025, GLOBAL MOFY AI LIMITED (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 2,030,460 Class A ordinary shares (the “Shares”), par value $0.00003 per share (the “Ordinary Shares”), and (ii) 2,030,460 warrants, each to initially purchase one Ordinary Share (the “Warrants”). Each Share was sold with one Warrant. The purchase price of each Share and Warrant is $1.97, which is 101% of the Nasdaq Minimum Price, as such term is defined under Nasdaq Listing Rule 5635(d), as of the date of the Securities Purchase Agreement. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The closing of PIPE Offering is expected to take place within 10 days from the execution of the Securities Purchase Agreement.

The net proceeds from the PIPE Offering, before deducting offering expenses, will be approximately $4 million (assuming the Warrants are not exercised). The Company intends to use the net proceeds from the PIPE Offering to provide financing for general corporate purposes, including working capital, product development, and the continued expansion of its AI-powered technology platforms — including investment in its recently announced Gauss AI Lab.

The Warrants

The Warrants will have an initial exercise price of $2.36 per Ordinary Share, which is 120% of the Nasdaq Minimum Price. On the seventh (7th) calendar days after the closing of the PIPE Offering, the exercise price of the Warrants shall be reset to 24% of Nasdaq Minimum Price of the Company’s Ordinary Share determined on the date of the Securities Purchase Agreement (the “Reset”). In addition, upon the Reset of the exercise price, the number of Ordinary Shares underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such Reset shall be adjusted to the number of Ordinary Shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such Reset and dividing the product thereof by the exercise price resulting from such Reset.

As a result of the Reset, the exercise price of the Warrants will be adjusted to $0.47 per share and the number of Warrant Shares will be adjusted to 10,195,504 on the seventh (7th) calendar days after the closing of the PIPE Offering.

The exercise price of the Warrants is also subject to further adjustment including share dividends, share splits, share combination, subsequent rights offering, pro rata distributions, and certain fundamental transaction. If at any time on or after the issuance of the Warrants, there occurs any share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the Ordinary Shares (each, a “Share Combination Event”, and such date on which the Share Combination Event is effected, the “Share Combination Event Date”) and the lowest weighted average price of the Ordinary Shares during the period commencing on the trading day immediately following the applicable Share Combination Event Date and ending on the third (3rd) trading day immediately following the applicable Share Combination Event Date (such period the “Share Combination Adjustment Period” and such price the “Event Market Price”), is less than the exercise price then in effect (after giving effect to the adjustment of the share splits share combination by multiplying a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event), then, at the close of trading on the last day of the Share Combination Adjustment Period, the exercise price then in effect on such fourth (4th) trading day shall be reduced (but in no event increased) to the Event Market Price and the number of Warrant Shares issuable upon exercise of the Warrants shall be increased such that the aggregate exercise price payable, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price for the Warrant Shares prior to such adjustment.

The Warrants will be exercisable upon issuance and will expire five years from their initial date of exercise. The Warrants will be exercisable for cash; provided, however that they may be exercised on a cashless exercise if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the Warrant Shares. In addition, if at any time after the sixtieth (60th) day of the date of issuance, the holder of the Warrant may alternatively exchange all, or any part, of the Warrants into such aggregate number of Ordinary Shares equal to the product of (x) 0.8 and (y) such aggregate number of Ordinary Shares underlying such portion of the Warrants to be exercised.

Registration Rights

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the Securities and Exchange Commission a registration statement covering the resale of all of the Shares and the Warrant Shares under the Registration Rights Agreement.

The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. None of the Purchasers is a U.S. Person, as such term is defined under Regulation S, or is acquiring the securities for the account or benefit of a U.S. Person. Each of the Purchasers has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Ordinary Warrant, the Securities Purchase Agreement, and the Registration Rights Agreement, forms of which are attached hereto as Exhibits 4.1, 10.1 and 10.2, respectively, each of which are incorporated herein by reference.

The Company issued a press release filed herewith on April 16, 2025. The materials attached as Exhibits 99.1 are incorporated by reference herein.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Ordinary Share Purchase Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press release dated April 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: April 16, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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